FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

   Intershop CEO To Raise Ownership Stake With Euro 10 Million Cash Investment

                   INTERSHOP COMMUNICATIONS AKTIENGESELLSCHAFT
                              (Name of Registrant)

                   INTERSHOP COMMUNICATIONS STOCK CORPORATION
                 (Translation of Registrant's Name into English)

                                Amsinckstrasse 57
                                 D-20097 Hamburg
                           Federal Republic of Germany
                               (011) 49-40-23708-2
   (Address and Telephone Number of Registrant's Principal Executive Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

              Form 20-F  X                                Form 40-F
                        ___                                         ___


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes                                          No  X
                        ___                                         ___


If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A





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                                   SIGNATURES



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     INTERSHOP COMMUNICATIONS AKTIENGESELLSCHAFT



Date:  March 4, 2002                 By:
                                         _______________________________________
                                         Stephan Schambach
                                         Chief Executive Officer
                                         (Vorstandsvorsitzender)









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EXHIBIT           DESCRIPTION OF EXHIBIT                                    PAGE

99                Press Release                                               4



















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